SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 01/14 - COPEL raises R$ 1 billion

     Companhia Paranaense de Energia - COPEL, pursuant to Securities and Exchange Commission of Brazil (CVM) Instruction 358/2002, informs its shareholders and the market in general that the Company, through its wholly-owned subsidiaries COPEL GeT and COPEL Renováveis, raised a total of R$ 1 billion and the proceeds were made available to COPEL on December 26, 2013.

COPEL GeT

     Of the total amount, R$ 856.9 million were raised by COPEL GeT with the Brazilian Development Bank (BNDES), pursuant to Central Bank of Brazil (BACEN) n. 2827 Resolution, to build Colíder HPP (R$ 839.3 million) and Cerquilho III Substation (R$ 17.6 million). The table below shows details for this operation.

Company	Project	Amount Approved (R$ million)	Amount Released (R$ million)	Index¹	Period	Amortization² 1st Installment	Last Installment
COPEL GeT	Colíder HPP³	1,041.2	839.3	TJLP[4] + 1.49% p.y..	192 months (16 years)	Nov.15.2015	Oct.15.2031
	Cerquilho III Substation	17.6	17.6	TJLP[4] + 1.64% p.y.	168 months (14 years)	Sep.15.2014	Aug.15.2028
Total		1,058.8	856.9

¹ The index represents the w eighted average of the tranches comprising the total approved.
² Constant Amortization System.
³ The Colider HPP loan agreement provides for the scaled release of the funds, and remaning amount (R$ 201.9 million) w ill be available according to the project physical and financial progress.
[4] Brazilian federal government's long-term interest rate.

     The concession to operate the Colíder HPP (300 MW) was obtained in the ANEEL New Energy Auction 03/2010, held on July 30, 2010, and the Concession Agreement 01/2011 (effective for 35 years as of signing) was signed on January 17, 2011. A total of 125 average MW were traded at R$ 103.40/MWh on the reference date of August 1, 2010, subject to update by the consumer price index (IPCA). The remaining energy (54.6 average MW) is available for trading. COPEL had invested R$ 1,187.0 million in the Plant by September 2013.

     The concession to operate the Cerquilho III Substation was obtained in the ANEEL Transmission Auction 01/2010, held on June 11, 2010, and the Concession Agreement 15/2010 (effective for 30 years as of signing) was signed on October 6, 2010. Annual permitted revenue totals R$ 3.3 million (base date June 2010), subject to update by the IPCA.

COPEL Renováveis

     Of the total amount, the remaining R$ 150,0 million were raised by the wind farms projects which will form the COPEL Renováveis wind farm complex through the issue, pursuant to n. 476 CVM Instruction, of Promissory Notes whose details are presented in the table below:

Manager	Project	Amount (R$ million)	Index	Maturity¹
COPEL Renováveis	Nova Asa Bran ca I	22.0	CDI² + 0.90% p. y.	Jun.24.2014
	Nova Asa Bran ca II	22.0
	Nova Asa Bran ca III	22.0
	Nova Eurus IV	22.0
	Santa Maria	25.0
	Santa Helena	24.0
	Ventos de Santo Uriel	13.0
Total		150.0
¹ Income and principal w ill be paid in the maturity date. ² Interbank Deposit Certificate Rate.

     In August 2013, COPEL aquired by R$ 286.1 million the seven wind farm projects, which are located in Rio Grande do Norte State and totalize 183.6 MW of installed capacity, as described below:

Auction	Project	Installed Capacity (MW)	Assured Energy (average MW)	Price*	Start up	CAPEX (R$ million)	Authorization's Expiration
2nd LFA 2010 (Aug. 6.2010)	Nova Euros IV	27.0	13.7	135.40	March.15	399.9	April.2046
	Nova Asa Branca I	27.0	13.2	135.40			April.2046
	Nova Asa Branca II	27.0	12.8	135.40			May.2046
	Nova Asa Branca III	27.0	12.5	135.40			May.2046
4th LER 2011 (Aug. 18.2011)	Santa Maria	29.7	15.7	101.98	July.14	286.6	May.2047
	Santa Helena	29.7	16.0	101.98			April.2047
	Ventos de Santo Uri el	16.2	9.0	101.19			April.2047
TOTAL		183.6	92.9			686.5
* Historical Price. The prices w ill be updated according to the IPCA. LFA - Auction of Alternative Sources. LER - Reserve Energy Auction.

All the energy that will be generated was sold through 20 years term agreements.

Curitiba, January 14, 2014

Luiz Eduardo da Veiga Sebastiani
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 15, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.